FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: December 19, 2005	/s/ Charles Main
Name: Charles Main
Title: CFO

NEWS RELEASE

RNC AND YAMANA COMPLETE ACQUISITION OF THE SAN ANDRES GOLD MINE

Toronto, Ontario, December 19, 2005 - RNC Gold Inc. (“RNC”) (TSX: RNC) and Yamana Gold Inc. (“Yamana”) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) are pleased to announce the completion of the previously-announced acquisition of the San Andres gold mine in Honduras. The purchase was completed by RNC and facilitated by Yamana in connection with a series of transactions relating to the purchase by Yamana of RNC.

As previously disclosed, Yamana advanced a US$18.9 million senior secured loan to RNC to fund the acquisition of a 75% interest in the mine, the repayment of debt by San Andres and certain other transactions completed by RNC in connection with the acquisition. The loan is secured by the San Andres mine and is otherwise non-recourse to RNC.  In certain circumstances, including in the event of default on the loan or in the event that the acquisition of RNC by Yamana is not approved by RNC shareholders, Yamana has the option to purchase the San Andres Mine and the loan amount would fund the purchase price. The remaining 25% interest would be purchased for shares of Yamana as previously disclosed.

The RNC shareholders’ meeting relating to the acquisition of RNC by Yamana is scheduled to take place in-mid February 2005. The proxy circular to be distributed to RNC shareholders is expected to be mailed in mid-January.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

Yamana has approximately 191.3 million shares outstanding. On completion of the RNC acquisition, Yamana would have 197.1 million shares outstanding.

About RNC

RNC Gold Inc. is a gold mining company focused on mines and projects in Central America. From its current annual production base of 100,000 ounces of gold, RNC is positioned for growth through the acquisition of San Andres, construction of the Cerro Quema development stage project, operational efficiencies and through exploration on property surrounding its present mines. The Company's main assets include the La Libertad and Bonanza mines in Nicaragua, and the Cerro Quema project under construction in Panama. The company has entered into an agreement to acquire the San Andres mine in Honduras that will increase its annual production base to approximately 180,000 ounces of gold per year by 2008.

RNC has approximately 40.6 million common shares outstanding.

Cautionary Statements

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and RNC. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s and RNC’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and RNC to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and RNC not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/RNC transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and RNC filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and RNC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor RNC undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information please contact:

Yamana Gold Inc. Peter Marrone President and Chief Executive Officer +1 416 815 0220	RNC Gold Inc. J. Randall Martin Chairman and Chief Executive Officer +1 416 365-9777